UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2021

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of Telecom Argentina S.A. Bylaws, as registered with the Inspección General de Justicia (General Board of Corporations) on August 31, 2021.

BYLAWS

of

TELECOM ARGENTINA S.A.

Created under Decree No. 60/90 issued on January 5, 1990.

Incorporated under deeds Nos. 73 and 142 dated April 23 and July 3, 1990, respectively.

Registered with the Inspección General de Justicia (General Board of Corporations) on July 13,
1990 under No. 4,570, Book 108, Volume “A” of Corporations

TELECOM ARGENTINA S.A.

BYLAWS

FIRST TITLE

CORPORATE NAME

DOMICILE DURATION

CORPORATE PURPOSE

Section One: The company incorporated under the name “Sociedad Licenciataria Norte Sociedad Anónima”, and subsequently named “Telecom Argentina Stet-France Telecom S.A.”, shall continue operating under the name “TELECOM ARGENTINA S.A.”, with its registered office in the City of Buenos Aires.

The domicile of the Company shall not be moved outside the Republic of Argentina without the prior authorization from the competent authority or from the authority that may replace it in the future.

Section Two: The duration of the Company is NINETY-NINE YEARS, counted as from the date of its registration in the Public Registry of Commerce.

Section Three: The corporate purpose of the Company is to provide, either on its own account or on account of, or in association with third parties Information and Communication Technology Services (“ICT Services”), be they fixed, mobile, wired, wireless, national or international services, with or without its own infrastructure, and to provide Audiovisual Communication Services.

Furthermore, the Company may supply, lease, sell and market, in any manner, all kinds of equipment, infrastructure, goods and services, related to, or supplementary to ICT services and to Audiovisual Communication Services. The Company may also undertake works and provide all types of services, including advisory and safety services, in connection with ICT services and Audiovisual Communication Services.

To such end, the Company has full legal capacity to acquire rights, undertake obligations and carry out any action not forbidden by law and by these bylaws, including the capacity to borrow funds, publicly or privately, through the issue of debentures and negotiable instruments.

In order to achieve these purposes, the Company may establish companies, acquire interests in other companies and enter into any kind of partnership agreements.

Any amendments to the corporate purpose shall be in compliance to the legal regulations in force.

TITLE TWO

CAPITAL STOCK AND SHARES.

Section Four: Changes in the capital stock as they arise from capital increases registered with the Public Registry of Commerce are shown in a note to the Financial Statements of the Company. Such note accounts for changes in capital stock during the last three (3) fiscal years, payment thereof and the capital amount authorized for public offering.

The capital stock is represented by Class “A”, “B”, “C” and “D” common shares, with nominal value of ARS 1 each and entitled to one vote per share. Class “A” and “D” shares may be certified in accordance with applicable law or book-entry as determined by a Class “A” or Class “D” special shareholders’ meeting. Class “B” and “C” shares shall be book-entry.

As long as Class “A” represents at least 15% of the Company’s common stock, approval by a Class “A” special shareholders’ meeting is required to pass any shareholders’ resolution relating to a Special Majority Matter listed in Section Ten of this bylaws, except that approval by a Class “A” special shareholders’ meeting shall not be required for the Special Majority Matter listed in paragraph (xxiii) of Section Ten (approval of Business Plan and Annual Budget) so long as Class “A” represents at least 20% of the Company’s common stock. In addition, as long as Class “D” represents at least 15% of the Company’s common stock, the approval by a Class “D” special shareholders’ meeting shall be required to adopt any shareholders’ resolution relating to a Special Majority Matter listed in Section Ten of these bylaws, except that the approval by a Class “D” special shareholders' meeting shall not be required for the Special Majority Matter listed in paragraph (xxiii) of Section Ten (approval of Business Plan and Annual Budget) provided that Class “D” represents at least 20% of the Company’s common stock. The abovementioned special shareholders’ meetings shall be held pursuant to Section 250 of Law No. 19,550.

Class “A”, “C” and “D” Shares of common stock are convertible into Class “B” Shares of common stock with equal political and economic rights, at a ratio of one to one, at any time, at the request of the holder of one or more shares of common stock who wishes to convert them into another class, through a notice addressed to the Board of Directors. For such purpose, the following procedure will apply: (i) the registered shareholder shall deliver to the Board of Directors a notice including, in the case of an individual, his/her first and last names, ID number, real domicile and special domicile, and in the case of legal entities, its complete legal name, real domicile and special domicile, and in both cases, if applicable, its taxpayer identification number and the number of shares of common stock of the Class held by such shareholder as of that moment, the number of shares which conversion is requested, and the balance of shares of common stock of that Class which such shareholder would hold once the conversion transaction is finished.

The request shall be signed by the registered shareholder or the registered shareholder’s representative authorized by a letter certified by a bank or a Notary Public. Such request will constitute an irrevocable instruction for the Board of Directors to follow the procedure set forth in this Section Four until the exchange of shares, which shall be final; (ii) such request shall remain on hold if it is submitted once a call to a shareholders’ meeting of the Company has been published, in which case the conversion request shall be considered after such shareholders’ meeting; (iii) at the first meeting following receipt of the conversion request, the Board of Directors shall pass a resolution on such request and shall notify the new capital structure to the applicable controlling authority; (iv) the Board of Directors shall immediately request Caja de Valores S.A., which is in charge of the Company’s Stock Ledger, to lock the shares, and shall notify the conversion to the Comisión Nacional de Valores (Argentine Securities and Exchange Commission, “CNV” for its Spanish acronym) and the Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange, “BCBA” for its Spanish acronym) in order to be granted with the authorization of public offering transfer and listing transfer, respectively; and (v) once the authorizations are obtained, Caja de Valores S.A. shall register the shares conversion in the Company’s Stock Ledger.

Section Five: Shares of common stock to be issued in the future will be Class “A” or “D” book-entry or certified shares, or Class “B” or “C” book-entry shares, having the same characteristics as those already issued in accordance with the laws and regulations in force. In any issuance of shares of common stock, the proportion existing between Class “A”, “B”, “C” and “D” shares at the time of the Shareholders’ Meeting that determines for such issuance shall be maintained, except if the Shareholders’ Meeting decides to act in accordance with the second paragraph of Section 194 of Law No. 19,550. The Shareholders’ Meeting may also decide to issue book-entry preferred shares. Preferred shares may be entitled to preferred payment of their dividend, whether cumulative or not, according to their terms of issue and may also receive an additional share in the profits and/or be subject to early redemption, at the option of the company and under the terms established upon their issue.

The Extraordinary Shareholders’ Meeting may approve the issuance of dividend certificates (“bonos de goce”) pursuant to Section 228 of Law No. 19,550 and the terms of these bylaws. The dividend certificates shall have the rights granted to them herein and in their terms and conditions of issuance. The Extraordinary Shareholders’ Meeting may also decide the total or partial redemption of any paid-in shares, pursuant to Section 223 of Law No. 19,550 and, in case of total redemption of shares, the Company shall issue dividend certificates in favor of the holders of totally redeemed shares, pursuant to Section 228 of Law No. 19,550 and the terms of these bylaws. If the redemption of shares is made with the consent of the holder of such shares, no raffle or pro rata basis among all shareholders will be necessary for its implementation, as long as the equal treatment of shareholders’ principle is observed. In addition, if the Extraordinary Shareholders’ Meeting approves the creation of an unavailable reserve with liquid and realized profits for an amount equal to the par value of the shares to be canceled, then the Extraordinary Shareholders’ Meeting may decide that no capital reduction is necessary and that the shares that remain outstanding may increase their par value so that they may represent by themselves in the aggregate the Company’s capital stock. The Extraordinary Shareholders’ Meeting shall determine the terms and conditions of issuance of any dividend certificates that it may decide to issue, including the determination of a maximum amount of dividends to be collected during their term of duration, their term of duration, and the terms and conditions of payment, including their payment currency and the protections that the shareholders’ meeting may provide for the collection of such dividends in the applicable currency. Such dividends may be fixed, variable, eventual or contingent on any event that the shareholders' meeting may determine, or any combination of the above, with or without preference or priority with respect to dividends to be collected by one or more classes of shares of the Company. The dividend certificates may be issued as certificated securities or book-entry securities, and they shall be registered and non-endorsable. The Company shall be in charge of the registration of the ownership of the dividend certificates and the dividend payments made to them. The dividend certificates may be totally o partially redeemable at the Company’s exclusive option and pursuant to the terms and conditions to be established by the Extraordinary Shareholders’ Meeting for such purpose. The Extraordinary Shareholders’ Meeting shall also determine the rights that may correspond to each class of dividend certificates with respect to the Company’s liquidation proceeds, including the right of preference or priority in the liquidation proceeds with respect to one or more classes of shares of the Company, once the par value of such class or classes of shares is reimbursed. Once the dividend corresponding to the dividend certificates is collected, the dividend certificates shall have no right to participate in any other payment or distribution to be made by the Company, during its normal course of business or at its liquidation. The dividend certificates shall have no right to any liquidation proceeds, liquidation dividend or similar receivable if the Company is dissolved without liquidation as a result of being merged into another company that will become its successor, because the Company would not be liquidated, without detriment to the rights of the dividend certificates to receive dividends pursuant to their terms and conditions of issuance. The Extraordinary shareholders' meeting that decides the redemption of shares and the issuance of dividend certificates pursuant to the terms of Section 228 of Law No. 19,550 may authorize the Board of Directors to issue any kind of dividend certificate pursuant to the terms and conditions that such Shareholders’ Meeting may determine. Neither the dividend certificates nor their holders shall have any preemptive right or right of accrual, nor any right to subscribe new shares of any class or any dividend or participation certificates.

Section Six: Book-entry shares must be registered in accounts under the name of their holders, by the issuing company, in a book-entry shares registry to which Section 213 of Law No. 19,550 applies, where relevant, or by commercial or investment banks or authorized securities clearing systems. The issuing company shall keep a certified shares registry in the form set forth in and as required by section 213 of Law No. 19,550.

Section Seven: In the event of default in the payment of capital, the Board of Directors may choose any of the following alternatives: a) provide that the subscription rights corresponding to the delinquent shares be sold in a public auction, or through an agent duly registered pursuant to Law No. 26,831, as amended, in case the shares are listed, in which case the delinquent subscriber shall pay for the auction or sale expenses through such registered agent and the default interest, notwithstanding its liability for damages; b) declare the forfeiture of those subscription rights, in which case the penalty shall be effective after demanding payment for a maximum term of thirty days, implying the loss of all sums paid; or c) demand the performance of the subscription agreement and the relevant damages.

Section Eight: The preemptive right on the subscription of new issues of common shares shall be governed by Section 194 of Law No. 19,550. In case of an issue of shares of the four classes provided for in Section Four hereof, the preemptive right shall be limited to the unsubscribed shares of the relevant class. If, once the preemptive right on Class “B” or “C” shares has been exercised, there is still remain unsubscribed shares, they may be subscribed by shareholders of any of the other classes, in proportion to the shares they have subscribed on such occasion. Only when there still remain shares for subscription after the exercise of the above-mentioned preemptive rights, the shares can be offered to third parties.

Section Nine: Section deleted by resolution of the General Ordinary and Extraordinary Shareholders' Meeting held on May 23, 2017 (first part of the resolutions.)

TITLE THREE

MANAGEMENT AND REPRESENTATION.

Section Ten: The Company’s management and administration shall be entrusted to the Board of Directors, which shall consist of such number of members as determined at the Shareholders’ Meeting, which must be no less than eleven and no more than seventeen. Such members shall hold office for a term of three fiscal years.

At the Shareholders’ Meeting, the shareholders shall appoint the same or a lesser number of alternate members for the same term in order to fill any vacancies which may arise, following the order or method indicated at the Shareholders’ Meeting, notwithstanding the provisions of section 11 hereof. At their first meeting, directors shall appoint a Chairman and a Vice Chairman. The Vice-Chairman shall replace the Chairman in case of the latter’s absence or impediment. Meetings of the Board of Directors shall be held once every three months and at any time the Board of Directors so decides. The meetings of the Board of Directors must be called with no less than 5 calendar days’ notice (except in the event of a request by a Director, in accordance with the provisions of Section 267 of the Law No. 19,550, in which case the call may be made at any time so that the Meeting is held within the fifth day of receipt of the request). For urgent matters, the Meeting of the Board may be called with 1 calendar day prior notice. To such end, the Chairman, or Vice-Chairman in case the Vice-Chairman is replacing the Chairman, shall give notice to the members of the Board at their legal domiciles by written communication, acknowledgment of receipt requested, or using any other certifiable means, including email. Such notice must state the date, time and location of the meeting and agenda thereof. This call for a Board meeting shall not be necessary if all of the members of the Board of Directors are present.

The Board of Directors can only hold a meeting if the absolute majority of its members are present and matters shall be decided by the vote of a majority of those present at the meeting. In order to approve the Special Majority Matters listed below, the following shall also be required: (a) the affirmative vote of at least one director nominated by Class A and appointed by the General Shareholders’ Meeting; and (b) the affirmative vote of at least one director nominated by Class D and appointed by the General Shareholders' Meeting.

In case none of the elected directors nominated by Class A shareholders or none of the elected directors nominated by Class D shareholders are present at the duly called Board of Directors’ meeting and the items of the agenda include a Special Majority Matter, the Board of Directors shall not discuss or pass a resolution on such items and call, under the provisions and within the terms set forth above, a new meeting of the Board of Directors to discuss those items of the agenda.

In case of a tie vote, the Chairman shall have two votes for issues that do not qualify as Special Majority Matters.

The Vice Chairman shall NOT have two votes when acting in replacement of the Chairman for any reason. The Board of Directors may also hold meetings with its members communicated via video teleconference, in which case both physical and remote participation shall be considered for the purpose of establishing quorum. The minutes of these meetings shall be prepared and signed by the attending directors and members of the Supervisory Committee within five (5) days from the date the meeting is held. The members of the Supervisory Committee must expressly indicate in the minutes the names of those directors participating remotely and the legitimacy of the decisions made during the meeting. The minutes shall also include the statements of those directors physically present as well as of those participating remotely and the votes cast thereby in respect of each resolution adopted. The Shareholders’ Meeting shall determine the compensation of the Board of Directors. Pursuant to the terms of section 270 of Law No. 19,550, the Board of Directors may designate General Managers as well as special managers who are not required to be Company Directors”.

The following matters are Special Majority Matters subject to the special majority rules set forth in this Section:

(i) any change, amendment, supplement or replacement of the bylaws or any other incorporation document of the Company or any Controlled Company.

(ii) Any material change in the business management of the Company or any Controlled Company that is not related to the provision of video, telephony, data and other related services, or any new service provided by similar information technology and communications companies in other markets, and other businesses reasonably related thereto.

(iii) the hiring of any officer or employee of the Company or any Controlled Company to work in a key position such as: Director or Chief Executive Officer (CEO), Chief Operating Officer (COO), Chief Technical Officer (CTO), Chief Financial Officer (CFO) or any other officer or employee of the Company or any Controlled Company who reports directly to the Director or Chief Executive Officer (CEO) or to the Company’s Vice-Chairman, or reports jointly to the Director or Chief Executive Officer (CEO) and the Company’s Vice-Chairman or the Sub-Chief Executive Officer, if any, such as the Internal Auditor (or, in any case, any other officer or employee with responsibilities similar to those of the above mentioned positions) or any other position expressly designated as a key position, such as the Procurement Director, Legal Affairs Director, Human Resources Director, Regulatory Affairs Director and Institutional Relations Director; and the dismissal of the Chief Financial Officer and the internal auditor.

(iv) Any replacement of the external auditors or tax advisors of the Company or any Controlled Company, except if Deloitte Touche Tohmatsu, PricewaterhouseCoopers, KPMG or EY (formerly known as Ernst & Young) are appointed.

(v) The creation of any Committee of the Board of Directors of the Company or any Controlled Company, or the increase or reduction of the powers of any existing committee of the Board of Directors of the Company or of any Controlled Company.

(vi) Any merger or consolidation of the Company or any Controlled Company in one transaction or a series of related transactions, or the acquisition of assets (including capital stock -as such term is hereinafter defined- or other securities) by the Company or any Controlled Company, in which the Company’s or any Controlled Company’s capital stock is used as consideration, except for the merger of the Company with Cablevisión Holding S.A. where: (1) the Company is the surviving company, (2) no assets or liabilities other than (i) shares issued by the Company and/or (ii) existing liabilities of Cablevisión Holding S.A. in minimum quantities (after subtracting the amounts in cash and cash equivalents that may exist in Cablevisión Holding S.A. at that time) not exceeding US$1 million are transferred to the Company as a result of the merger, (3) no economic or political dilution affects the Company’s shareholders because of the exchange ratio of shares issued by Cablevisión Holding S.A. for shares issued by the Company or for any other reason as a result of the merger; and (4) the merger qualifies as a tax free reorganization pursuant to Argentine law.

(vii) Any acquisition by the Company or any Controlled Company, in a single transaction or a series of transactions (except with any Subsidiary of the Company) of assets (including capital stock or other securities), other than acquisitions in which all payments or the assets’ Fair Market Value do not exceed U$S 50 million.

(viii) Any act of disposal of assets by the Company or any Controlled Company in one transaction (except with a wholly owned Subsidiary (except for the minimum number of shares necessary to comply with the requirement of plurality of shareholders)) in which the Market Value of the disposed assets exceeds U$S30 million, except when such disposal is required by a competent governmental authority’s order.

(ix) the issuance, delivery, offer, sale, acquisition, redemption or purchase by the Company or any Controlled Company of shares of any class or series of its Capital Stock or other securities convertible into, or exercisable or exchangeable for, or options, warrants or rights of any kind to subscribe or acquire, shares of any class or series of its Capital Stock or other securities or any share restructuring, subdivision, recapitalization, combination or reclassification of the Capital Stock of the Company or any Controlled Company, or the entering into any agreement, contract, engagement or undertaking relating to the above.

(x) The adoption of any equity compensation program for the Company’s officers that provides for the issuance of securities or rights under their Market Value or that, once issued or exercised, would represent more than the higher of two percent (2%) of the Company’s Capital Stock or U$S 5 million.

(xi) The commencement of an insolvency proceeding (concurso) by the Company or the entering into a pre-packaged insolvency plan (acuerdo preventivo extrajudicial) pursuant to the Argentine insolvency law, or any other action filed pursuant to any other insolvency or bankruptcy law of Argentina or any other place, or the Company or any Controlled Company’s acknowledgment in writing of the bankruptcy, insolvency, state of default or general inability to pay its debts when due of the Company or any Controlled Company. However, it shall not qualify as a Special Majority Matter if in an involuntary bankruptcy proceeding said involuntary request is presented by the Shareholder(s) (or any of its Affiliates) that nominated the Director that challenges the decision to make such filing.

(xii) The incurring of indebtedness by the Company or any Controlled Company, except for Debt that, once added to any other outstanding Debt of the Company and its Controlled Companies (net of any cash deposits in custody solely used to pay Debt) does not exceed three (3) times the Company’s consolidated EBITDA for the twelve (12) month period immediately prior to the incurring of such Debt for which the Company’s consolidated financial statements are available.

(xiii) The creation or imposition of a Lien over any asset of the Company or any Controlled Company with a Market Value exceeding U$S 30 million, except for those liens especially approved as part of the Capital Expenditures or assets acquisition authorization.

(xiv) the granting of a loan or an advance payment to any person or the granting of a guarantee to secure the obligations of a person, except for (A) the guarantee of a Controlled Company’s Debt allowed under paragraph (xii) of this Section, or (B) any commercial advance payment previously approved in connection with projects approved under paragraphs (vii) or (xv) of this Section, or (C) commercial advance payments to the Company’s or any Controlled Company’s suppliers not exceeding U$S 20 million in the aggregate in one transaction or a series of transactions.

(xv) The approval of Capital Expenditures in any fiscal year, not expressly contemplated in a Business Plan or Annual Budget, for an amount exceeding U$S 45 million in the aggregate, except for those Capital Expenditures necessary to maintain the proper functioning of the Company’s premises, equipment and systems, including the renewal and replacement of obsolete material.

(xvi) Any contractual agreement or other engagement not expressly contemplated in a Business Plan or Annual Budget, by which the Company or its Controlled Companies assume payment obligations exceeding (i) U$S 5 million (or its equivalent in another currency) in connection with transactions that are not in the ordinary course of business and (ii) U$S 30 million in connection with transactions in the ordinary course of business, and in each case, that are not subject to another paragraph of this Section.

(xvii) The approval of transactions with any person that is controlled by, or controls, or is under common control with a Shareholder.

(xviii) The decisions relating to the consolidation of operations between the Company and its Controlled Companies, except in those cases in which the shareholders are not politically or economically diluted and where there is no transfer or assumption of a negative equity.

(xix) The approval during any fiscal year of (i) any increase in the CEO’s compensation exceeding 10% in real terms after considering the effects of inflation in U.S. dollars or Argentine pesos depending on the currency in which the applicable compensation is determined and (ii) any increase in the compensation of those employees or officers who hold key positions in the Company or any Controlled Company if following such increase the annual compensation of such employee for such fiscal year exceeds 80% of the CEO’s annual compensation for such fiscal year in real terms.

(xx) The approval of new Business Lines or the discontinuation of Business Lines of the Company or any Controlled Company.

(xxi) Any amendment to the dividends policy, or the entering into contracts or agreements imposing restrictions or conditions for the approval or payment of dividends or any distribution to the Shareholders.

(xxii) The filings or requests or petitions for approval of the cancellation of registration of securities with national or international governmental agencies, or the cancellation of the listing of shares or other equity securities at domestic or international securities markets.

(xxiii) The approval of the Annual Consolidated Budget and the Business Plan of the Company and its Controlled Companies, except when it has been approved unanimously by the Company’s Executive Committee.

For the purposes of these bylaws, the following terms shall have the meaning stated below for each of them:

“Affiliate” means, with respect to a specified person, any other person that, at the date of determination of its condition as Affiliate, directly or indirectly, through one or more intermediates, Controls or is Controlled by or is under the common Control with the person specified; provided that no shareholder shall be considered an Affiliate of any of the other Shareholders on the sole ground of having made an investment in the Company; and further provided that neither the Company nor any Controlled Company shall be considered an Affiliate of a Shareholder.

“Capital Stock” of a person means any and all shares, rights, purchase rights, warrants, equity securities, convertible notes, options, participations, rights thereto or similar rights (whatever their name) of the capital stock of such person, or other equity participations, including partnership or membership interests, whether limited or unlimited, in such person, and also including any preferred share and all rights, warrants or options exchangeable for or convertible into such shares of capital stock, whether they are outstanding as of the date of the trust agreement or issued thereafter.

“Control” means, with respect to any Person (except an individual), the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of securities, membership interests or shares with a right to vote or by contract or otherwise.

“Debt/EBITDA Ratio” means, with respect to the Company, at any moment, the ratio of its net consolidated Debt, as of the date of the Company’s most recent available consolidated statement of financial position, to its consolidated EBITDA for the four most recent quarters for which the statement of income and the statement of cash flows are available for such person, prepared in accordance with Argentine GAAP on the basis of the most recent financial statements published by the Company.

“Debt” means, with respect to any person at the time of determination, without implying duplication: (a) all obligations of such person for borrowed money (including overdraft) or for the deferred purchase price of property or services, excluding commercial debts and other obligations (including pending payments) incurred in the ordinary course of business (evidenced or not by a promissory note), but including, among others, all obligations of such Person, contingent or otherwise, in connection with letters of credit and acceptances issued pursuant to letters of credits, bankers’ acceptance lines or similar, (b) all obligations of such person evidenced by bonds, notes, debentures, or similar instruments, (c) all obligations of such person incurred in or arising from a conditional sale agreement or other title retention agreement relating to property acquired by such person (even when pursuant to the agreement the rights and actions of the seller or lender in case of breach are limited to recovering the possession of the asset or its sale), but excluding commercial obligations incurred in the ordinary course of business; (d) all capitalized lease obligations of such person, (e) any debt of other persons referred to (but not excluded from) in the preceding clauses and all dividends of other persons, which payment is guaranteed (or in respect of which such debt’s creditor has a right, contingent or otherwise, to be guaranteed) by means of a lien created on or relating to an asset (including, among others, accounts and contractual rights) owned by such person, even when such person has not assumed or accepted responsibility for the payment of such debt (considering that the amount of the obligation is the lower of the value of such property or asset or the amount of the obligation thus guaranteed), (f) all guarantees granted by such person of the debt referred to in this definition corresponding to any other person, (g) all the capital stock of such person that may be redeemed, valued at the highest price between the maximum determined voluntary and involuntary repurchase price, plus all accrued and unpaid dividends; (h) all the obligations of such person arising from or in connection with interest rates or currency exchange rates agreements; and (i) the seller’s financing. For the purposes of this definition, the “maximum determined repurchase price” of the capital stock that may be subject to redemption and does not have a determined purchase price shall be the fair market value of such capital stock subject to redemption. The fair market value shall be determined in good faith by the Company’s Board and shall be reflected in a Board resolution. The Debt shall not include (a) obligations of any person (i) that arise from the payment by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn on insufficient funds in the ordinary course of business, as long as such obligations cease within two (2) business days as from the date on which they were incurred, unless they are covered by an authorization to overdraw, (ii) that derive from an endorsement for the collection of debt securities in the ordinary course of business and pursuant to business practices applied in the past and (iii) that derive from stand-by letters of credit if they are guaranteed with cash or cash equivalents and (b) obligations derived from guarantees of compliance, performance or surety bonds, performance insurance, guarantees or court bonds, letters of credit or other similar obligations incurred in the ordinary course of business.

“EBITDA” means the sum for the Company and its subsidiaries, calculated in accordance with Argentine GAAP, of Consolidated Net Income, excluding extraordinary income and result of equity in earnings from Affiliates, plus financial income (expense), income taxes, other non-cash items and depreciation and amortization expenses corresponding to the relevant period.

“Capital Expenditures” means, with respect to any person during any period, the amount of all expenditures directly or indirectly made as equipment, fixed assets, real property or improvements thereto or to the property that replaces them, which have been accounted for as additions in capital goods in the consolidated statements of financial position prepared in accordance with Argentine GAAP, effective at the time of their measurement.

“Lien” means any mortgage, pledge, security interest, encumbrance, claim, attachment, option, assignment, easement, privilege, restriction (including any shareholders’ agreement or voting trust), seizure or any other restriction of any type, in each case created or perfected for the purpose of guaranteeing financial debt or financial obligations or for any other purpose.

“Market Value” means, with respect to the Company, the Company’s shares or any other asset or property (including securities), the cash price at which a seller would be willing to sell and a buyer would be willing to buy in an arm’s length transaction, being each of the parties free from any pressure or coercion to buy or sell, in each case pursuant to the assessment made by an independent investment bank selected by the Company’s Board of Directors.

“Argentine GAAP” means generally accepted accounting principles in Argentina, effective and applicable to the Company.

“Subsidiary” means, with respect to any specified person, any other person in which at least 50% of its capital stock or voting shares belong, directly or indirectly, to the specified person and/or one or more of its Subsidiaries.

“Material Subsidiary” means a Company’s Subsidiary which assets, considered individually on a non-consolidated basis, as of the date of the most recent audited consolidated statement of financial position at the time of determination, represent at least 10% of the Company’s consolidated assets.

Section Ten Bis: The company shall have an Audit Committee under the terms provided by applicable regulations. Such Committee shall act as a group and be composed of no less than three Directors who shall be appointed by the Board of Directors by a simple majority of votes. The majority of the members of the Audit Committee must be independent directors, in accordance with the criteria established by the Argentine Securities and Exchange Commission. The Board of Directors shall issue rules concerning the composition, powers, operation and other particularities of the Audit Committee, which shall be governed by the provisions of the law, the bylaws and the rules of the Argentine Securities and Exchange Commission.

Section Eleven: Regular and Alternate Directors shall be elected and removed by the General Ordinary Shareholders’ Meeting by the majority vote of the holders of the four classes of shares.

Section Twelve: Each Director shall post collateral of one million australes in cash to guarantee the performance of his/her duties, to be deposited at the registered office.

Section Thirteen: The Board of Directors has full powers with respect to the management and disposal of the Company’s assets, including those powers for which the law requires special powers of attorney, pursuant to Section 375 of the Argentine Civil and Commercial Code and Section 9 of Decree No. 5965/63. Accordingly, it may, on behalf of the Company, perform any legal act in furtherance of the company’s purpose, namely, operate with Banco de la Nación Argentina, Banco de la Provincia de Buenos Aires and any other public or private credit institutions, establish agencies, branches and any other kind of representative office within the country or abroad; grant to one or more persons, powers of attorney for out-of-court and in-court representation, even to file a criminal complaint, for the purpose and with the scope it may deem convenient.

The Chairman and the Vice Chairman of the Board of Directors shall legally represent the Company jointly. In case of absence or impediment of the Chairman and/or Vice Chairman, the directors acting as Chairman and Vice Chairman on a permanent or temporary basis, shall exercise the legal representation of the Company. Notwithstanding the foregoing, the Company shall be represented in court by the Director or Directors, or the special agents designated by the Board of Directors to such effect, who will have broad powers in this respect, even to ask and answer interrogatories on behalf of the Company, with powers of substitution, if the Board of Directors so decides.

The Board of Directors may designate an Executive Committee which, under the oversight of the former, shall engage in the management of the internal corporate affairs; the preliminary analysis of significant plans and initiatives to be submitted to the Board of Directors for approval; the follow-up of the Board of Directors’ decisions to supervise implementation and fulfillment thereof and the management of any transaction concerning the corporate ordinary affairs. The Executive Committee shall be composed of five (5) regular directors. It shall meet at least ten (10) times a year and shall keep a minutes book for all its meetings. The Committee meetings shall be attended by all its members in person or via video teleconference; both physical and remote participation shall be considered for the purpose of establishing quorum. The minutes of these meetings shall be prepared and signed by the attending members and the representative of the Supervisory Committee within five (5) business days from the date on which the meeting was held. One of the members of the Supervisory Committee must expressly indicate in the minutes the names of those members participating remotely and the legitimacy of the decisions adopted during the meeting. The minutes shall also include the statements of those members physically present as well as of those participating remotely and the votes cast thereby in respect of each resolution adopted. Decisions shall be unanimously adopted; if no unanimous decision is reached after two successive meetings, the matter shall be submitted to the consideration of the Board of Directors. The Board of Directors is empowered to approve the Executive Committee Rules for the purpose of establishing the powers and regulating the functioning of the Committee in accordance with the provisions of these Bylaws.

TITLE FOUR

SUPERVISION

Section Fourteen: Supervision of the Company will be in charge of a Supervisory Committee composed by five regular members and three or five alternate members whose number and election shall be determined by the Shareholders’ Meeting for the term of one fiscal year. The Supervisory Committee shall validly meet with the presence of the absolute majority of its members and its resolutions shall be decided by the vote of a majority of those present at the meeting, notwithstanding the rights of the dissenting member. The Supervisory Committee shall elect its Chairman from its regular members, in the event the Shareholders’ Meeting has failed to do so. The alternate members of the Supervisory Committee shall fill any vacancy that may arise in the order or according to the method indicated by the Shareholders’ Meeting. The Supervisory Committee may be represented by any of its members at the meetings of the Board of Directors or Shareholders.

TITLE FIVE

SHAREHOLDERS’ MEETINGS.

Section Fifteen: Shareholders’ Meetings shall be called pursuant to the provisions of Section 237 of Law No. 19,550, on first call or second call, as appropriate, notwithstanding any provision thereof for the case of Unanimous Shareholders’ Meeting. In the case of Ordinary Shareholders’ Meetings, the second call may be made simultaneously with the first call.

Section Sixteen: Each subscribed common share entitles its holder to one vote. Quorum and majority requirements shall be those provided under Sections 243 and 244 of Law No. 19,550, depending on the type of Shareholders’ Meeting, whether it is on first or second call, and depending on the items of the agenda.

TITLE SIX

FINANCIAL STATEMENTS AND DISTRIBUTION OF PROFITS

Section Seventeen: The Company’s fiscal year ends on December 31 of each year. As of that date, the Company shall prepare the financial statements in accordance with applicable regulations and technical resolutions in force. The Shareholders’ Meeting may, subject to the prior authorization by the competent authority, change the closing date of the fiscal year by registering the relevant resolution with the Public Registry of Commerce. Realized and liquid profits shall be allocated as follows: a) five percent to the Company's legal reserve until such reserve equals twenty percent of the Company's subscribed capital stock; b) to the payment of the fees of the members of the Board of Directors and the Supervisory Committee; c) to the distribution of dividends on preferred shares, giving priority to unpaid cumulative dividends; d) the balance, in whole or in part, to an additional interest in preferred shares and to the distribution of dividends on common shares or to a voluntary reserve or provision or to a new account or to any use that the Shareholders’ Meeting may determine. Dividends must be paid in proportion to the respective paid-in capital, within a year of their declaration. The right of shareholders to receive payment of cash and/or stock dividends shall be forfeited in favor of the Company after the lapsing of a term of three (3) years to be computed from the date such dividends become payable.

TITLE SEVEN

LIQUIDATION

Section Eighteen: The Company may be liquidated by the Board of Directors or by the liquidators designated at the Shareholders’ Meeting under the supervision of the Supervisory Committee. Once liabilities have been settled and capital has been repaid, the remaining balance shall be distributed among the shareholders in proportion to the paid-in capital stock.

AMENDMENT OF THE BYLAWS OF

TELECOM ARGENTINA S.A.

Unanimous Ordinary and Extraordinary Shareholders’ Meeting held on November 8, 1990, (Minutes No. 2), Sections 4, 6, 11 and 18, registered with the General Board of Corporations on April 2, 1991, under No. 1,437, Book 109, Volume “A” of Corporations.

Unanimous Ordinary and Extraordinary Shareholders’ Meeting held on November 8, 1990, (Minutes No. 3), Sections 1, 10 and 14, registered with the General Board of Corporations on December 14, 1990, under No. 9,335, Book 108, Volume “A” of Corporations.

Unanimous Ordinary and Extraordinary Shareholders’ Meeting held on February 14, 1992, (Minutes No. 7), Sections 4, 10, 13, 14 and 15, registered with the General Board of Corporations on March 3, 1992, under No. 1,705, Book 110, Volume “A” of Corporations.

Extraordinary Shareholders’ Meeting held on June 11, 1998, which was adjourned until July 3, 1998, (Minutes No. 20), Sections 4, 11 and 14, registered with the General Board of Corporations on October 22, 1998, under No. 11,967, Book 3 of Stock Companies.

Extraordinary Shareholders’ Meeting held on September 14, 2000, (Minutes No. 27), Section 17, registered with the General Board of Corporations on October 26, 2000, under No. 16,072, Book 13 of Stock Companies.

Extraordinary Shareholders’ Meeting held on April 24, 2001, (Minutes No. 29), Sections 3 and 13, registered with the General Board of Corporations on August 10, 2001, under No. 9,824, Book 15 of Stock Companies.

Extraordinary Shareholders’ Meeting held on April 24, 2002, (Minutes No. 30), Sections 10, 13 and 17, registered with the General Board of Corporations on May 29, 2002, under No. 5,105, Book 17 of Stock Companies.

Extraordinary Shareholders’ Meeting held on April 30, 2003, (Minutes No. 31), Section 1, registered with the General Board of Corporations on May 29, 2003, under No. 7,086, Book 20 of Stock Companies.

Extraordinary Shareholders’ Meeting held on February 18, 2004, (Minutes No. 32), Section 1 (change of corporate name) and sections 10 and 10 Bis (addition), registered with the General Board of Corporations on April 12, 2004, under No. 4,297, Book 24 of Stock Companies.

Extraordinary Shareholders’ Meeting held on November 30, 2010, (Minutes No. 41), Section 10, registered with the General Board of Corporations on January 10, 2011, under No. 599, Book 52 of Stock Companies.

Ordinary and Extraordinary Shareholders’ Meeting held on June 22, 2015, (Minutes No. 49), Section 3, registered with the General Board of Corporations on September 26, 2015, under No. 17,981, Book 76 of Stock Companies.

Ordinary and Extraordinary Shareholders’ Meeting held on May 23, 2017, (Minutes No. 53), Sections 4, 5 and 9 (the latter, deleted), registered with the General Board of Corporations on March 21, 2018, under No. 5,099, Book 88 of Stock Companies.

Ordinary and Extraordinary Shareholders’ Meeting held on August 31, 2017, (Minutes No. 54), Sections 1, 4, 5, 7, 8, 10, 10 bis, 11, 13 and 14, registered with the General Board of Corporations on August 30, 2018, under No. 16,345, Book 17 of Stock Companies.

Extraordinary Shareholders’ Meeting and Class “A” and Class “D” Shares Special Shareholders’ Meetings held on October 10, 2019 (Minutes No. 61), Sections 4, 5 and 6, registered with the General Board of Corporations on March 13, 2020, under No. 4,746, Book 99 of Stock Companies.

Extraordinary Shareholders’ Meeting and Class “A” and Class “D” Shares Special Shareholders’ Meetings held on December 11, 2020 (Minutes No. 67), Section 10, registered with the General Board of Corporations on February 1, 2021, under No. 1,619, Book 101 of Stock Companies.

No. 022839605

In my capacity as Notary Public in charge of Notarial Register 378 of the City of Buenos Aires, I hereby CERTIFY that:

1)	through public deeds No. 73 dated April 23, 1990 and its supplementing deed, No. 142, dated July 3, 1990, both recorded in the National Notarial Register, a corporation called “Sociedad Licenciataria Norte Sociedad Anónima” was incorporated in the City of Buenos Aires, Argentina, and registered with the Inspección General de Justicia (General Board of Corporations, IGJ for its Spanish acronym) on July 13, 1990 under No. 4,570, book 108, Volume “A” of Stock Companies.

2)	pursuant to the resolution of the Unanimous Ordinary and Extraordinary Shareholders’ Meeting held on November 8, 1990, the corporate name was changed to “Telecom Argentina Stet-France Telecom S.A”, which was registered with the IGJ on December 14, 1990 under No. 9,335, Book 108, Volume “A” of Stock Companies.

3)	that as decided by the shareholders at the Extraordinary Shareholders’ Meeting held on February 18, 2004, the corporate name was once again changed to “Telecom Argentina S.A.”, under which it still operates, and which was registered with the IGJ on April 12, 2004 under No. 4,297, Book 24 of Stock Companies. As of this date, its registered office is located at Avenida Alicia Moreau de Justo 50, Buenos Aires, Argentina.

4)	that the attached instrument stated in nine pages, which I have sealed and signed, contains the Bylaws of “TELECOM ARGENTINA S.A”, updated and effective as of the date of this certification, which include all the amendments detailed in pages 16 and 17 of the certified document.

In Buenos Aires, on May 4, 2021, I hereby issue this certificate to be submitted to whom it may concern.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	October 19, 2021	By:	/s/ Fernando J. Balmaceda
			Name:	Fernando J. Balmaceda
			Title:	Responsible for Market Relations